EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2004	2005	2006	2007	2008	2009
Fixed charges and preferred stock dividends:

Interest	$ 332	$ 342	$ 413	$ 379	$ 353	$ 325

Interest portion of annual rentals	4	5	6	6	3	1

Preferred dividends of subsidiaries (1)	12	10	15	14	13	10

Total fixed charges	348	357	434	399	369	336

Preferred dividends for purpose of ratio	-	-	-	-	-	-

Total fixed charges and preferred dividends for purpose of ratio	$ 348	$ 357	$ 434	$ 399	$ 369	$ 336

Earnings:

Pretax income from continuing operations before adjustment for income or loss from equity investees	$ 1,079	$ 891	$ 1,579	$ 1,538	$ 1,009	$ 673

Add:
Total fixed charges (from above)	348	357	434	399	369	336

Distributed income of equity investees	59	73	431	19	133	458

Less:
Interest capitalized	8	28	58	100	100	62

Preferred dividends of subsidiaries (1)	10	10	10	10	10	10

Total earnings for purpose of ratio	$ 1,468	$ 1,283	$ 2,376	$ 1,846	$ 1,401	$ 1,395

Ratio of earnings to combined fixed charges and preferred stock dividends	4.22	3.59	5.47	4.63	3.80	4.15

Ratio of earnings to fixed charges	4.22	3.59	5.47	4.63	3.80	4.15

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.